EXHIBIT 4.8

FIFTH AMENDMENT TO THE
INTERNATIONAL SPECIALTY PRODUCTS INC. 401(k) PLAN

THIS FIFTH AMENDMENT, is made on this 9th day of August, 2011, to the International Specialty Products Inc. 401(k) Plan, amended and restated effective as of January 1, 2009 and as subsequently amended (the “Plan”), by International Specialty Products Inc. (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company maintains the Plan for the sole and exclusive benefit of its eligible participants and their respective beneficiaries under the terms and provisions of the Internal Revenue Code of 1986, as amended; and

WHEREAS, the Company has the authority to amend the Plan pursuant to Section 10.1 of the Plan; and

WHEREAS, under the International Specialty Products Inc. Employee Benefits Administration Charter, the Company has delegated the authority to amend the Plan to the Strategic Design Committee (the “Committee”); and

WHEREAS, the Company, acting through the Committee, desires to amend the Plan to provide participants with greater flexibility in administering their investments.

NOW, THEREFORE, the Plan is amended as follows:

1.           Effective as of January 1, 2011, Section 5.3(c)(2) of the Plan is amended by deleting the subsection in its entirety and replacing it with the following:

(2)           Frequency.  A Participant may make changes affecting his existing account balances and future allocations on a daily basis.

In all other particulars the Plan shall remain in effect.

IN WITNESS WHEREOF, the Committee has caused this instrument to be executed the day and year first written above.

STRATEGIC DESIGN COMMITTEE

/s/ Mary Anne Spencer
Mary Anne Spencer

/s/ Denise Brady
Denise Brady